Exhibit 99.1

Zhibao Technology Announces Receipt of Nasdaq Deficiency Letter

SHANGHAI, CHINA, November 21, 2025 – Zhibao Technology Inc. (NASDAQ: ZBAO) (“Zhibao,” or the “Company”), a leading high-growth InsurTech company providing digital insurance brokerage services in China, today announced that it received a deficiency letter (the “Deficiency Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it was not in compliance with the requirements of the Nasdaq Listing Rule 5250 (c)(1) (the “Rule”) for continued listing due to its failure to file its Form 20-F for the fiscal year ended June 30, 2025 (the “2025 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The Deficiency Notice has no immediate effect on the listing of the Company’s Class A ordinary shares on Nasdaq.

According to the Deficiency Notice, the Company has a period of 60 calendar days to submit a plan to Nasdaq to regain compliance. If the Company submits a plan and Nasdaq accepts the plan, Nasdaq may grant the Company an exception of up to 180 calendar days from the 2025 Annual Report’s due date, or until May 13, 2026, to regain compliance with the Rule. If Nasdaq does not accept the Company’s plan, the Company would have the opportunity to appeal that decision to a Nasdaq Hearings Panel. The Company intends to file the 2025 Annual Report as soon as practicable and, if necessary, to submit a plan with Nasdaq to regain compliance.

About Zhibao Technology Inc.

Zhibao Technology Inc. (NASDAQ: ZBAO) is a leading high growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities (“Zhibao China Group”) in China. 2B2C (“to-business-to-customer”) digital embedded insurance is the Company’s innovative business model, which Zhibao China Group pioneered in China. Zhibao China Group launched the first digital insurance brokerage platform in China in 2020, which is powered by their proprietary PaaS (“Platform as a Service”).

Zhibao has developed over 40 proprietary and innovative digital insurance solutions addressing different scenarios in a wide range of industries, including but not limited to travel, sports, logistics, utilities, and e-commerce. Zhibao acquires and analyzes customer data, utilize big data and AI technology to continually iterate and enhance its digital insurance solutions. This iterative process, in addition to continually improving its digital insurance solutions, will keep it abreast of the new trends and customer preferences in the market. For more information, please visit: ir.zhibao-tech.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “is/are likely to,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. All forward-looking statements in this press release are made as of the date hereof, based on the information available to the Company as of the date hereof. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section and in other sections of the filings of the Company with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Investor Relations Contact

Zhibao Technology Inc.
Investor Relations Office
Email: ir@zhibao-tech.com

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